SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, INTO OR IN THE UNITED STATES, CANADA, JAPAN OR ANY OTHER JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

4 September 2014

AVIVA TAKES PRELIMINARY STEP IN PROPOSED INITIAL PUBLIC OFFERING
OF ITS TURKISH LIFE AND PENSIONS JOINT VENTURE

Aviva plc ("Aviva") and Hacı Ömer Sabancı Holding A.S. ("Sabanci") are assessing a potential initial public offering of a minority stake (up to 20%) in their life and pensions business AvivaSA Emeklilik ve Hayat A.S. ("AvivaSA"). As part of the process, AvivaSA has today submitted a Turkish-language prospectus ("Izahname") to the Turkish Capital Markets Board for review, in accordance with Turkish regulation.

The potential initial public offering is part of Aviva's and Sabanci's strategy for AvivaSA, one of Aviva's growth businesses and one of Turkey's largest private pensions providers. AvivaSA provides life and pensions products to over two million customers. Its distribution network includes a bancassurance agreement with Akbank, one of the largest private banks in Turkey, and a fully-owned direct sales force, the largest in the country.  AvivaSA's net asset value was £96.4m at 30 June 2014. Aviva currently holds 49.8% stake in AvivaSA.

Aviva partners in Turkey with Sabanci, one of the country's largest business groups, with interests in fast-growing sectors such as financial services, energy, cement, retail and industry. Sabancı Holding is listed on the Istanbul Stock Exchange (Borsa İstanbul) and has controlling interests in 10 other listed companies.

The proposed offering is subject to important conditions, including market conditions and the approval of the shareholders and the Turkish Capital Markets Board, and there can be no assurance as to if or when the proposed offering may be launched or completed or as to the actual size or terms of the offering.

Enquiries:

Media

Andrew Reid                                                                           +44 (0)20 7662 3131
Yasmin Saleh                                                                          +44 (0)20 7662 8710

Analysts

Colin Simpson                                                                        +44 (0)20 7662 8115
David Elliot                                                                             +44 (0)20 7662 8048

Notes to editors:

•     AvivaSA has filed today with the Turkish Capital Market Boards a preliminary Turkish-language IPO prospectus, which will be available on AvivaSA's website in the next 5 business days (www.avivasa.com.tr). This filing and publication are in line with capital market regulations in Turkey. This preliminary prospectus has been filed and made available solely for the purpose of obtaining mandatory regulatory approvals and does not constitute an offer to any person in any jurisdiction to buy shares in AvivaSA nor does it constitute an invitation to any person in any jurisdiction to offer to buy shares in AvivaSA.  No reliance should be placed by any person on the content of this preliminary IPO prospectus in making any investment decision in relation to any securities issued or to be issued by AvivaSA.  AvivaSA and its shareholders shall have no liability whatsoever for any act or omission of any person resulting from the content of the preliminary IPO prospectus

• Aviva provides 31 million customers with insurance, savings and investment products.

• We are one of the UK's leading insurers and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/media/includes images, company and product information and a news release archive

• For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva/

• For broadcast-standard video, please visit http://www.aviva.com/media/video/

• Follow us on twitter: www.twitter.com/avivaplc/

These materials are not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Canada or Japan or any (other) jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.
These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy any securities of AvivaSA Emeklilik ve Hayat A.Ş. (the Company, and such securities, the Securities) in the United States, Canada or Japan or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of such jurisdiction.
The Securities are not and will not be registered under the U.S. Securities Act of 1933, as amended (the U.S. Securities Act) and will also not be registered with any authority competent with respect to securities in any state or other jurisdiction of the United States of America. The Securities may not be offered or sold in the United States of America absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act. There will be no public offering of Securities in the United States. Any securities sold in the United States will be sold only to "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act).
In the United Kingdom, this document and any other materials in relation to the securities described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, "qualified investors" (as defined in section 86(7) of the Financial Services and Markets Act 2000) and who are (i) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (ii) high net worth companies, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order (all such persons together being referred to as "relevant persons").  Persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.
In Australia this document is for distribution only to professional or sophisticated investors (i.e. those persons to whom offers can be made without a disclosure document, in accordance with sections 708(8) and (11) of the Corporations Act 2001 (Cth)) who are "wholesale clients" within the meaning of section 761G of the Corporations Act 2001 (Cth).  The entity receiving this document represents and warrants that if it is in Australia it is a wholesale client and either a professional or sophisticated investor and that it will not distribute this report to any person outside Australia.  This document is not supplied in connection with any offering of securities in the Company.  A decision whether to subscribe for the Company's securities should be made on the basis of the information in the disclosure document which will be issued by the Company.
The Company has not authorised any offer to the public of Securities in any Member State of the European Economic Area. With respect to any Member State of the European Economic Area which has implemented the Prospectus Directive (each a Relevant Member State), no action has been undertaken or will be undertaken to make an offer to the public of Securities requiring publication of a prospectus in any Relevant Member State. As a result, the Securities may only be offered in Relevant Member States (i) to any legal entity which is a qualified investor as defined in the Prospectus Directive; or (ii) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purpose of this paragraph, the expression "offer of securities to the public" means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable the investor to decide to exercise, purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State.
No action has been taken by the Company that would permit an offer of Securities or the possession or distribution of these materials or any other offering or publicity material relating to such Securities in any jurisdiction where action for that purpose is required.
The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions.
An offer to acquire Securities pursuant to the proposed offering will be made, and any investor should make his investment, solely on the basis of information that will be contained in the prospectus to be made generally available in Turkey in connection with such offering. When made generally available, copies of the prospectus may be obtained at no cost from the Company or through the website of the Company.
Citigroup Global Markets Limited and HSBC act exclusively for the Company and no-one else in connection with any offering of Securities and will not be responsible to anyone other than the Company for providing the protections afforded to the customers of Citigroup Global Markets Limited and HSBC or for providing advice in relation to any offering or any transaction or arrangement referred to herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 September, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary